LAW OFFICES OF
IWONA J. ALAMI
620 NEWPORT CENTER DR., SUITE 1100
NEWPORT BEACH, CALIFORNIA 92660
(949)760-6880
FAX: (949) 495-9927
E-MAIL: ALAMILAW@AOL.COM

February 1, 2011

Larry Spirgel
Assistant Director
Securities and Exchange Commission
Division of Corporation Finance
100  F Street, N.E.
Washington, D.C. 20549

RE:	Healthient, Inc.
Item 4.01 Form 8-K
Filed January 12, 2011

FILE NO. 333-59114

Dear Mr. Spirgel:

Healthient, Inc. ("the Company") responds to the Staff's comment letter dated January 13, 2011 by enclosing a copy of this letter via Edgar filing system. The amended Form 8-K/A will be filed by the Company via Edgar filing system together with this correspondence.

The Staff's comments are addressed by their corresponding numbers and are accompanied by the Company's responses thereto. The Company's responses have been prepared by the Company with the assistance of their accountants and cauditors.

Item 4.01 Form 8-K filed January 12, 2011

1.  Duly noted.  The Company included the amended language in its filing on Form 8-K/A.

2.  Duly noted.  The Company included the amended language in its filing on Form 8-K/A.

The Company acknowledges that the Company is responsible for the adequacy and accuracy of the disclosure in the filing; staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

Iwona Alami
/Iwona Alami/